Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Regulus Corporation. We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 2,000,000 shares of common stock of Regulus Corporation of our Audit Report dated May 28, 2015 with respect to the financial statements of Regulus Corporation as of March 31, 2015 and for the period February 5, 2015(inception) through March 31, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ Scrudato & Co., PA

Califon New Jersey

April 7, 2015